News Release

For immediate release

Gildan Activewear Announces Results for First Calendar Quarter of 2015 as Projected in Prior Guidance
– Q1 Printwear Sales Up 14% and Branded Apparel Sales Up 20% –
–Full Year Adjusted EPS Guidance Range Slightly Narrowed to Reflect Further Foreign Currency Devaluation –
– Further New Strategic Retail Programs Obtained –

Montréal, Thursday, May 14, 2015 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its results for the three months ended April 5, 2015, and updated its earnings guidance for calendar year 2015.

Consolidated Results for the Three Months Ended April 5, 2015 (First Calendar Quarter of 2015)

Gildan today reported net earnings of U.S. $56.0 million or U.S. $0.23 per share on a diluted basis for the three months ended April 5, 2015, compared with net earnings of U.S. $79.2 million or U.S. $0.32 per share in the corresponding quarter last year. Before reflecting minor restructuring and acquisition-related costs, Gildan reported adjusted net earnings of U.S. $57.5 million or U.S. $0.24 per share for the three months ended April 5, 2015, compared with adjusted net earnings of U.S. $79.2 million or U.S. $0.32 per share for the same period last year. Adjusted EPS for the quarter were as projected in the Company’s guidance of adjusted EPS of U.S. $0.23 – U.S. $0.24 on a post-split basis, provided on February 4, 2015.

Consolidated net sales in the first calendar quarter of 2015 amounted to U.S. $636.2 million, up 15.9% from U.S. $548.8 million in the corresponding quarter of the prior year, reflecting an increase of approximately 14% in Printwear sales and sales growth of approximately 20% in Branded Apparel. Consolidated net sales in the quarter were in line with the Company’s guidance of net sales in excess of U.S. $630 million.

The EPS impact of higher sales revenues was more than offset by lower gross margins in both operating segments, as further explained below under “Segmented operating results”, together with increased SG&A and financing expenses, partially offset by lower income taxes.

During the three months ended April 5, 2015, the Company utilized U.S. $108 million of cash to finance capital expenditures of U.S. $83.6 million and seasonal working capital requirements. Capital investments were primarily for new yarn-spinning facilities in the U.S., cost reduction projects and the expansion of the Company’s printwear distribution centre in Eden, N.C. The Company ended the quarter with cash and cash equivalents of U.S. $60.3 million and outstanding bank indebtedness of U.S. $618.0 million, including approximately U.S. $104 million to finance the acquisition of Comfort Colors.

Segmented operating results

Net sales for the Printwear segment for the quarter amounted to U.S. $431.3 million, up U.S. $52.8 million or 13.9% from U.S. $378.5 million in the corresponding quarter of the prior year. The increase in Printwear segment sales in the quarter was due to strong unit sales volume growth in U.S. and international printwear markets and more favourable product-mix. These factors were partially offset by lower net selling prices, due to the strategic pricing actions taken by the Company on December 4, 2014, and the negative effect of the decline in international currencies relative to the U.S. dollar.

Printwear sales reflected good growth in sales of high-valued activewear products, partially due to seasonally colder weather. In addition, the Company is achieving success in its strategy to increase its presence in the fashion basics segment of the U.S. printwear channel, including the repositioning of the Anvil® brand and the addition of the Comfort Colors® brand.  Printwear sales included approximately one month of sales for Comfort Colors, which was acquired on March 2, 2015. The increase in unit sales volumes in the U.S. printwear market in the quarter also included the impact of anticipated inventory replenishment by U.S. distributors. At the end of the quarter, inventory levels for the Gildan® brand in the U.S. distributor channel were at the same level as the prior year. International printwear sales were up 25% due to continuing penetration in Europe and Asia and the Company’s recent entry into new markets in Latin America.

Operating income in Printwear for the three months ended April 5, 2015 totalled U.S. $84.0 million, down from U.S. $92.2 million in the same period last year. Operating margins for Printwear were 19.5% compared with 24.4% in the corresponding quarter of last year. The decline was mainly due to the timing of printwear selling price reductions, which were implemented in advance of anticipated manufacturing cost savings from the Company’s yarn-spinning investments and other capital projects, and while the Company was still consuming higher-cost cotton in inventories. In addition, operating margins in the quarter were negatively impacted by the continued decline in international currencies relative to the U.S. dollar.

Net sales for Branded Apparel were U.S. $204.9 million, up 20.3% from U.S. $170.3 million in the same quarter of last year. The increase in Branded Apparel sales was due to organic sales growth of Gildan® and Gold Toe® branded programs, as well as licensed and global lifestyle brands and the acquisition of Doris, partially offset by lower sales of private label and retailer inventory destocking. Sales of Gildan® branded products increased by approximately 20%. During the three-month period ended March 31, 2015, the Gildan® brand remained in the no. 3 position in men’s underwear and achieved a market share of 7.3%, according to the NPD Group’s Retail Tracking Service. Sales of Gold Toe® branded products also increased by approximately 12%. Sales of Gildan® and Gold Toe® branded products included strong growth in activewear.

Operating income in Branded Apparel was U.S. $2.2 million in the three months ended April 5, 2015, compared to operating income of U.S. $13.3 million in the corresponding quarter of the prior year. The low operating margins in the quarter were primarily attributable to the consumption of high-cost opening inventories, which included the impact of transitional manufacturing costs relating to the integration of new retail products during 2014 and higher cotton costs.

Outlook

The Company narrowed its guidance range for adjusted diluted EPS for the 12 months ending January 3, 2016 to U.S. $1.50 – U.S. $1.55 compared with its initial guidance of U.S. $1.50 – U.S. $1.57, to reflect the impact of the further devaluation of international currencies relative to the U.S. dollar. The Company continues to project consolidated net sales slightly in excess of U.S. $2.65 billion. Sales growth in Printwear is projected to be approximately 12% compared to calendar 2014, including the impact of the acquisition of Comfort Colors, and sales growth in Branded Apparel is projected to be in excess of 20%. Adjusted EBITDA is now projected to be U.S. $525 – U.S. $540 million for the 12 months ending January 3, 2016.

The Company is projecting adjusted EPS of U.S. $0.43 - U.S. $0.45 for the June quarter, on projected sales revenues of approximately U.S. 750 million, compared with adjusted EPS of U.S. $0.47 on sales revenues of U.S. $693.8 million in the corresponding quarter of the prior year. The June quarter will include fewer shipping days than the prior year, which included the impact of an extra week to realign the 52-week fiscal year with the calendar year. As previously projected, results in the first half of calendar 2015 will continue to be negatively impacted by the misalignment between the timing of lower Printwear selling prices and the benefit of lower manufacturing and cotton costs. Operating margins in Printwear are also projected to be negatively impacted by the further weakening of international currencies relative to the U.S. dollar. Branded Apparel segment sales growth is projected to continue to be strong in the second quarter of calendar 2015 and operating margins in Branded Apparel are projected to improve compared to the second quarter of the prior year in spite of higher brand marketing and advertising expenses. The Company expects to resume its trajectory of EPS growth in the second half of the calendar year, when it begins to benefit from manufacturing cost savings from its yarn-spinning investments and other capital investment projects, and fully benefits from the decline in the cost of cotton.

The Company is continuing to achieve new Gildan® and Gold Toe® branded retail programs and is also making significant progress in converting its remaining private label programs to the Gildan® brand. The Company expects that retailer private label will comprise less than 10% of its sales to retailers by the end of the calendar year. The Company has also obtained underwear programs with new retailers, as well as new programs for the Secret Silky®, Kushyfoot®, Soleution® and Gildan® brands which leverage the Doris acquisition in the U.S. market.

The Company continues to believe that it is well positioned for earnings growth in calendar 2016. The Company expects to benefit in calendar 2016 from continuing volume growth and further manufacturing cost reductions, including the benefit of ramping up the Company’s new yarn-spinning facilities combined with lower cotton costs.

Capital expenditures for the 12 months ending January 3, 2016 are still projected to be approximately U.S. $250 – U.S. $300 million relating to the Company’s continuing investments in yarn spinning and cost reduction projects, textile capacity expansion, the expansion of sewing facilities to support growth in retail and the expansion of the Eden, N.C. distribution centre. The Company believes that it continues to be on track to achieve its projected 3-year target of U.S. $100 million in annual cost savings from its major capital investment projects.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.065 per share, payable on June 22, 2015 to shareholders of record on May 27, 2015. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid

Pursuant to the initiation of the normal course issuer bid (NCIB) which began December 8, 2014 and expiring December 7, 2015, the company is authorized to purchase for cancellation up to 12.2 million outstanding common shares (on a post-split basis) of the Company, representing approximately 5% of the Company’s issued and outstanding common shares. During the three months ended April 5, 2015, the Company did not repurchase any shares. To date, the Company has repurchased and cancelled a total of 3,050,000 common shares (on a post-split basis) under the NCIB by way of private agreements with an arm’s length third party seller.

Disclosure of Outstanding Share Data

On February 4, 2015, the Board of Directors of the Company approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company’s outstanding common shares. The Company’s share dividend on the common shares was paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an “eligible dividend” for Canadian tax purposes. The following outstanding share data reflects the effect of the two-for-one stock split which took effect on March 27, 2015.

As at April 30, 2015, there were 242,393,623 common shares issued and outstanding along with 2,443,568 stock options and 251,176 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

	Three months ended
(in US$ millions, except per share amounts or otherwise indicated)	April 5, 2015	March 30, 2014
Net sales	636.2	548.8
Gross profit	139.9	153.2
SG&A expenses	77.1	69.3
Operating income	61.3	83.9
Adjusted EBITDA(1)	92.2	109.2
Net earnings	56.0	79.2
Adjusted net earnings(1)	57.5	79.2

Diluted EPS	0.23	0.32
Adjusted diluted EPS(1)	0.24	0.32

Gross margin	22.0%	27.9%
SG&A expenses as a percentage of sales	12.1%	12.6%
Operating margin	9.6%	15.3%

Cash flows from (used in) operating activities	(25.1)	5.6
Free cash flow(1)	(108.0)	(79.9)

As at	April 5, 2015	October 5, 2014
Inventories	873.5	779.4
Trade accounts receivable	347.7	354.3
Net indebtedness(1)	557.7	91.8
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Segmented Financial Data - unaudited

	Three months ended
(in US$ millions)	April 5, 2015	March 30, 2014

Segmented net sales:
Printwear	431.3	378.5
Branded Apparel	204.9	170.3
Total net sales	636.2	548.8

Segment operating income:
Printwear	84.0	92.2
Branded Apparel	2.2	13.3
Total segment operating income	86.2	105.5
Corporate and other(1)	(24.8)	(21.5)
Total operating income	61.4	84.0
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Change in Fiscal Year-End

As announced in the Company’s earnings press release on December 4, 2014, the Company is transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end will take place on the Sunday closest to December 31, rather than the first Sunday following September 28. For purposes of its regulatory filings, the Company will report results for the 15-month transition period beginning October 6, 2014 and ending January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis begins on January 4, 2016 and end on January 1, 2017. An analysis of the Company’s results for the six months ended April 5, 2015 is provided in Gildan’s Management Discussion and Analysis which is available as noted in the “Information for Shareholders” section of this release. The Company has provided supplemental financial information on its website containing recast historical financial information for 2011 to 2014 on a calendar year basis.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results and business outlook today at 8:30 AM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 39527042, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting today at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 39527042#, until Saturday, June 13, 2015 at midnight, or by sound webcast on Gildan's corporate website for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis for the three and six months ended April 5, 2015 and its unaudited condensed interim consolidated financial statements for the three and six months ended

April 5, 2015 (available at http://www1.gildan.com/corporate/IR/quarterlyReports.cfm), which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil® and Comfort Colors® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for the Mossy Oak® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. The Company also markets its products to a broad spectrum of retailers primarily in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 42,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to net sales, unit volume growth, net selling prices, product-mix, cotton costs, manufacturing efficiencies, capital expenditures, manufacturing cost savings from capital investments, selling, general and administrative expenses, operating margins, income tax rate, earnings per share, free cash flow, the economic environment, inflation and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2014 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as adjusted EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in U.S.$ millions)	April 5, 2015	March 30, 2014
Net earnings	56.0	79.2
Restructuring and acquisition-related costs	1.5	-
Depreciation and amortization	29.4	25.2
Financial expenses, net	2.9	0.1
Income tax expense	2.4	4.7
Adjusted EBITDA	92.2	109.2
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

 Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in U.S.$ millions, except per share amounts)	April 5, 2015	March 30, 2014
Net earnings	56.0	79.2
Adjustment for:
Restructuring and acquisition-related costs	1.5	-
Adjusted net earnings	57.5	79.2
Basic EPS	0.23	0.33
Diluted EPS	0.23	0.32
Adjusted diluted EPS	0.24	0.32
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended
(in U.S.$ millions)	April 5, 2015	March 30, 2014
Cash flows from (used in) operating activities	(25.1)	5.6
Cash flows used in investing activities	(186.3)	(85.5)
Adjustment for:
Business acquisition	103.4	-
Free cash flow	(108.0)	(79.9)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

 Total indebtedness and Net indebtedness

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	April 5, 2015	October 5, 2014
Long-term debt and total indebtedness	618.0	157.0
Cash and cash equivalents	(60.3)	(65.2)
Net indebtedness	557.7	91.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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CONTACTS:

Investor Relations Sophie Argiriou, Vice-President, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Genevieve Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com